HSBC Vantage5 Index
Monthly Performance Report

Index Information

Index Owner	HSBC Bank plc
Currency	USD
Volatility Target	5%
Bloomberg Ticker	HSIEV5UE
Index Composition	Up to 13 ETFs plus Cash
Calculation Agent/ Index Administrator	S&P Dow Jones Indices LLC
Website	vantage5.hsbcnet.com

Simulated & Historical Performance: May 31, 2018

	Total Performance	Annualized Performance**
May 2018	0.6%	--
YTD Return	1.3%	--
1Y Return	7.2%	--
3Y Return[†]	15.2%	5.0%
5Y Return[†]	32.7%	5.9%
Annualized Vol (1Y)	7.3%	7.3%
Annualized Vol (since backtest inception)*[†]	6.0%	6.0%

*Since Aug 2011
**Calculated on a per annum percentage basis. See "Use of simulated returns."

[†]All information in this document prior to March 15, 2017 consists of hypothetical back-tested data. See "Use of simulated returns."

Simulated & Historical Performance



HSBC Vantage5 Index
Simulated & Historical Performance

All information in this document prior to March 15, 2017 consists of hypothetical back-tested data. See "Use of simulated returns."

Monthly Allocation

		Apr-18	May-18	Jun-18	12M Avg
Developed Equities *(Max. 60%)*	SPY	0%	0%	0%	17%
	SPLV	0%	0%	0%	6%
	IWM	3%	6%	20%	4%
	QQQ	20%	10%	4%	11%
	EFA	0%	0%	0%	7%
	subtotal	*23%*	*16%*	*24%*	*45%*
Developed Bonds *(Max. 80%)*	TLT	0%	0%	8%	7%
	LQD	0%	0%	0%	5%
	HYG	1%	9%	4%	1%
	subtotal	*1%*	*9%*	*12%*	*13%*
Emerging Markets *(Max. 30%)*	EEM	2%	0%	0%	12%
	EMB	0%	0%	0%	1%
	subtotal	*2%*	*0%*	*0%*	*12%*
Real Assets *(Max. 30%)*	IYR	0%	0%	7%	2%
	GLD	20%	20%	5%	7%
	subtotal	*20%*	*20%*	*12%*	*9%*
Inflation *(Max. 5%)*	TIP	5%	5%	3%	1%
Cash *(Max. 50%)* [1]		50%	50%	50%	19%



Detailed Monthly Performance - Simulated & Historical

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual***
2018	5.0%	-2.9%	-1.0%	-0.3%	0.6%	-	-	-	-	-	-	-	1.3%
2017	0.9%	1.6%	0.2%	1.0%	1.5%	-0.6%	2.0%	0.6%	0.0%	1.6%	1.4%	0.8%	11.5%
2016	0.4%	1.8%	0.9%	0.5%	-0.9%	4.4%	1.5%	-0.3%	0.1%	-1.8%	-1.5%	0.7%	5.7%
2015	4.0%	-2.1%	-0.1%	-1.3%	0.0%	-1.3%	0.4%	-2.9%	0.6%	1.0%	-0.9%	-0.4%	-3.1%
2014	-1.2%	2.4%	-0.8%	1.1%	2.0%	0.8%	-0.8%	4.0%	-3.1%	2.0%	2.5%	1.0%	10.1%
2013	-0.4%	0.4%	2.0%	2.8%	-4.4%	-2.0%	2.6%	-1.6%	1.6%	1.8%	0.7%	1.0%	4.4%
2012	0.6%	0.3%	-0.1%	1.0%	0.4%	1.3%	2.5%	-0.5%	0.2%	-0.3%	0.2%	0.2%	5.8%
2011	na	na	na	na	na	na	na	3.9%	-0.4%	0.8%	0.7%	1.4%	7.3%

***YTD return for current year

Average Annual Allocations - Simulated & Historical



Quarterly Average Weightings - Simulated & Historical

	Developed Equities					Fixed Income			Emerging Markets		Real Assets		Inflation	Cash
	SPY	SPLV	IWM	QQQ	EFA	TLT	LQD	HYG	EEM	EMB	IYR	GLD	TIP	
Q2 2018	0.0%	0.0%	9.6%	11.2%	0.0%	2.6%	0.0%	4.7%	0.5%	0.0%	2.4%	14.9%	4.0%	50.0%
Q1 2018	30.3%	4.7%	2.1%	13.6%	0.0%	1.9%	0.2%	0.5%	11.5%	1.8%	0.0%	8.6%	1.3%	23.6%
Q4 2017	30.9%	5.0%	5.0%	5.1%	13.3%	5.9%	3.9%	0.0%	18.1%	0.7%	2.2%	6.0%	0.0%	3.9%
Q3 2017	7.6%	13.2%	0.0%	12.0%	16.4%	18.3%	14.0%	0.0%	16.9%	0.0%	1.5%	0.0%	0.0%	0.0%
Q2 2017	12.2%	10.9%	1.0%	20.0%	11.7%	2.2%	4.4%	0.0%	7.8%	4.0%	0.0%	7.3%	0.0%	18.2%
Q1 2017	24.3%	0.0%	8.1%	13.3%	1.5%	0.0%	0.0%	8.1%	0.1%	0.4%	0.0%	1.6%	0.0%	42.5%
Q4 2016	0.7%	0.0%	10.4%	12.3%	0.0%	0.3%	12.7%	15.0%	2.4%	6.6%	0.0%	4.1%	3.3%	32.2%
Q3 2016	0.0%	4.3%	6.7%	1.0%	0.0%	19.8%	27.6%	13.3%	1.3%	8.8%	3.4%	8.7%	0.0%	5.2%
Q2 2016	3.9%	10.3%	0.5%	0.0%	0.0%	21.1%	31.1%	5.0%	0.0%	8.3%	3.8%	11.4%	0.2%	4.6%
Q1 2016	0.0%	10.9%	0.0%	1.4%	0.0%	33.1%	1.1%	0.0%	0.0%	1.7%	0.5%	5.8%	0.8%	44.7%
Q4 2015	0.0%	12.5%	0.0%	7.7%	0.0%	10.3%	18.6%	0.0%	0.0%	3.3%	0.0%	4.9%	0.8%	41.8%
Q3 2015	1.6%	3.3%	7.0%	10.8%	5.8%	9.9%	3.4%	1.6%	0.0%	3.3%	0.0%	0.0%	3.2%	50.0%
Q2 2015	0.0%	0.0%	12.5%	5.5%	12.7%	18.0%	2.7%	0.9%	0.9%	3.3%	1.5%	0.7%	1.7%	39.6%
Q1 2015	0.3%	16.7%	4.3%	11.9%	0.0%	39.4%	0.8%	0.0%	0.0%	0.0%	7.6%	0.0%	0.0%	19.1%
Q4 2014	8.3%	11.1%	0.0%	18.6%	0.0%	38.5%	0.2%	0.0%	1.4%	1.7%	4.4%	0.0%	0.0%	15.8%
Q3 2014	8.1%	6.7%	0.0%	11.4%	0.3%	35.8%	0.0%	0.0%	15.4%	3.3%	16.6%	2.1%	0.3%	0.0%
Q2 2014	13.0%	6.1%	0.0%	7.9%	0.0%	24.4%	16.9%	5.0%	2.6%	5.0%	11.7%	1.6%	0.8%	5.1%

Q1 2014	16.5%	0.0%	1.1%	20.0%	0.2%	0.1%	22.8%	12.3%	0.0%	0.0%	0.9%	1.8%	0.0%	24.3%
Q4 2013	9.6%	0.0%	3.8%	18.2%	3.1%	0.7%	4.4%	9.1%	0.0%	0.0%	0.0%	0.3%	0.8%	50.0%
Q3 2013	17.1%	8.8%	7.9%	10.0%	0.0%	0.8%	0.4%	5.1%	0.0%	0.0%	0.0%	0.2%	0.0%	49.8%
Q2 2013	19.9%	20.0%	7.9%	0.0%	6.2%	26.3%	0.0%	4.4%	0.0%	0.0%	11.0%	0.0%	0.8%	3.4%
Q1 2013	0.0%	6.7%	11.2%	0.0%	16.8%	13.8%	20.0%	7.7%	3.2%	5.0%	6.4%	0.0%	2.2%	7.0%
Q4 2012	2.3%	6.7%	0.0%	1.9%	5.3%	11.3%	38.8%	6.3%	2.0%	10.0%	1.4%	10.0%	1.7%	2.4%
Q3 2012	0.0%	14.3%	0.0%	11.2%	0.9%	34.4%	9.9%	3.7%	0.0%	10.0%	11.6%	0.2%	0.3%	3.7%
Q2 2012	5.8%	13.3%	0.0%	14.6%	0.0%	28.6%	0.0%	0.0%	0.0%	4.8%	8.4%	0.0%	4.2%	20.3%
Q1 2012	10.0%	12.5%	1.7%	6.7%	0.0%	28.6%	4.5%	0.3%	0.0%	1.7%	0.5%	0.3%	3.3%	30.0%
Q4 2011	0.0%	15.8%	0.0%	9.3%	0.0%	33.1%	0.0%	0.0%	0.0%	1.9%	0.0%	2.1%	3.9%	34.0%
Q3 2011	0.0%	15.0%	0.6%	1.2%	0.0%	22.0%	6.8%	0.0%	0.0%	10.0%	3.7%	20.0%	5.0%	15.7%

Risks related to the index

Please review carefully these risk factors, and any risk factors in an offering document for any security or financial instrument referencing the Index, before making any investment.

- S&P, the Index Calculation Agent, may adjust the Index in a way that affects its level, and S&P has no obligation to consider your interests.
- The Index may not be successful, and may not outperform any alternative strategy that might be employed in respect of the ETFs or achieve its target volatility.
- The Index has a limited operating history and may perform in unanticipated ways.
- The ETFs composing the Index may be replaced by a substitute ETF in certain extraordinary events.
- The Index may perform poorly during periods characterized by short-term volatility.
- An investment linked to the Index carries the risks associated with the Index's momentum investment strategy.
- The Index may be partially uninvested.
- Correlation of performances among the ETFs may reduce the performance of the Index.
- The Index is subject to market risks
- Changes in the value of the ETFs may offset each other.
- The level of the Index will include the deduction of a change in the ICE LIBOR USD 3 Month interest rate and a fee.
- The Index comprises notional assets.

Important Information

Use of simulated returns

HSBC has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and any related offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

Data sourced and calculated by Bloomberg and HSBC.

HSBC Vantage5 Index (the "Index") is the exclusive property of HSBC Bank plc and its affiliates, which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) to administer, maintain and calculate the Index. The Index is not endorsed by S&P or its affiliates or its third party licensors, including Standard & Poor's Financial Services LLC and Dow Jones Trademark Holdings LLC (collectively "S&P Dow Jones Indices"). "Calculated by S&P Custom Indices" and its related stylized mark(s) are service marks of S&P Dow Jones Indices and have been licensed for use by HSBC Bank plc and its affiliates. S&P® is a registered trademark of Standard & Poor's Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC. S&P Dow Jones Indices shall have no liability for any errors or omissions in calculating the Index.

HSBC Bank plc, as the index owner, makes no express or implied representations or warranties as to (a) the advisability of purchasing or assuming any risk in connection with any transaction or investment linked to the Index, (b) the levels at which the Index stands at any particular time on any particular date, (c) the results to be obtained by any party from the use of the Index or any data included in it for the purposes of issuing any financial instruments or carrying out any financial transaction linked to the Index or (d) any other matter. Calculations may be based on information obtained from various publicly available sources. The index calculation agent has relied on these sources and has not independently verified the information extracted from these sources and accept no responsibility or liability in respect thereof.

[1] This cap can increase in increments of 10% (subject to a maximum weight of 100%) as described further in the offering document.